Exhibit 3.2d
             ARTICLES OF AMENDMENT TO THE ARTICLES OF INCORPORATION
                OF INTEGRATED SPATIAL INFORMATION SOLUTIONS, INC.


     Pursuant to the provisions of the Colorado Business Corporation Act, the undersigned corporation adopts the following Articles of Amendment to its Articles of Incorporation:

     FIRST: The name of the corporation is Integrated Spatial Information Solutions, Inc.

     SECOND: The following amendment to the Articles of Incorporation was duly adopted by the shareholders entitled to vote thereon, and the number of votes cast for the amendment by each voting group entitled to vote separately on the amendment was sufficient for approval by that voting group.


Article V, Section 6.4 of the Articles of Incorporation is amended to add the following Section 6.4(b)(1):

     (b) (1) Modified Conversion Price. Austost Anstalt Schaan shall have the right to apply the following Modified Conversion Price with respect to a maximum of 50 shares of Series A Preferred Stock registered in the name of Austost Anstalt Schaan. Balmore Funds S. A. shall have the right to apply the following Modified Conversion Price with respect to a maximum of 50 shares of Series A Preferred Stock registered in the name of Balmore Funds S. A. The number of shares of Common Stock issuable upon conversion of a share of Series A Preferred Stock shall equal (i) the sum of (A) the Stated Value per share and (B) accrued and unpaid dividends on such share, divided by (ii) the Modified Conversion Price. The Modified Conversion Price shall be equal to the lesser of: (i) $.40; or (ii) 20% below the average of the three lowest Closing Bid Prices (as hereinafter defined) for the ten trading days immediately preceding the conversion of the respective shares of Series A Preferred Stock (referred to as the "Look-Back Period"). After 150 days following the issuance of shares of Series A Preferred, the Look-Back Period for such respective share will be increased by two days per month for up to a total of twenty days trading prices to be used in the calculation of the Modified Conversion Price. The Closing Bid Price shall mean the closing bid price of the Corporation's Common Stock as reported by NASDAQ or the principal exchange or market where traded. Any shares of Series A Preferred Stock not converted into shares of common stock at the Modified Conversion Price may be converted at the Conversion Price and on the conversion terms specified in Article V Section 6.4(b).


Article V, Section 6.5(a) of the Articles of Incorporation is amended to read as follows:

     5. Mandatory Conversion.

     (a) The shares of Series A Preferred Stock not previously converted into shares of Common Stock shall be converted into shares of Common Stock without further action of the Holder on the date that is three years from the date of issuance thereof. The shares subject to mandatory conversion shall be converted into shares of Common Stock as follows: (1) the balance of the amount of shares, if any, not previously converted at the Modified Conversion Price as permitted under Section 4(b)(1) shall be converted at the Modified Conversion Price; and
(2) the remaining amount of shares shall be converted at the Conversion Price and on the conversion terms specified in paragraph 4(b).

     THIRD: The amendment does not effect any exchange, reclassification, or cancellation of issued shares.

     FOURTH: The amendment does not effect a change in the amount of stated capital.


     Integrated Spatial Information Solutions, Inc.

     Dated September 27, 1999



     By: /s/ John C. Antenucci
     John Antenucci, President